Global Self Storage, Inc.
11 Hanover Square, 12th Floor
New York, NY 10005

December 6, 2018

VIA EDGAR

Sara von Althann, Esq.
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:   Request for Acceleration of Effectiveness
Global Self Storage, Inc.
Registration Statement on Form S-3
File No. 333-227879

Dear Ms. von Althann:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Global Self Storage, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date and time of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) and declare the Registration Statement effective as of 3 p.m., Eastern time, on December 7, 2018, or as soon thereafter as practicable.

The Company requests that it be notified of such effectiveness by a telephone call to Jason D. Myers, the Company’s counsel at Clifford Chance US LLP, at (212) 878-8324.

[Signature page follows]

Sincerely,

GLOBAL SELF STORAGE, INC.

By:   /s/ Donald Klimoski II, Esq.
Name:  Donald Klimoski II, Esq.
Title:  General Counsel